UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                   Humana Inc.
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                                (Name of Issuer)


                  Common Stock (par value $0.16 2/3 per share)
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                         (Title of Class of Securities)


                                   444859 10 2
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                                 (CUSIP Number)

                                 David J. Lubben
                         General Counsel and Secretary
                          United HealthCare Corporation
                                 300 Opus Center
                               9900 Bren Road East
                           Minnetonka, Minnesota 55343
                                 (612) 936-1300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 27, 1998
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                            Page 2 of 13 Pages
--------------------
CUSIP NO.
--------------------
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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     United HealthCare Corporation
     I.R.S. Identification No. 41-1321939
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS

     WC
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota
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                                                              Page 3 of 17 Pages


                           7.  SOLE VOTING POWER
  NUMBER OF                    33,000,000*
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     8,738,408**
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      33,000,000*
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               5,963,778***
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     41,738,408
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [X]
--------------------------------------------------------------------------------



--------------------
* The shares of common stock, par value $0.16 2/3 per share ("Humana Common Stock"), of Humana Inc. ("Humana") covered by this item are purchasable by United HealthCare Corporation ("United HealthCare") upon exercise of an option granted to United HealthCare on May 27, 1998 and described in Item 4 of this Statement. Prior to the exercise of the option, United HealthCare is not entitled to any rights as a stockholder of Humana as to the shares of Humana Common Stock covered by the option. United HealthCare disclaims any beneficial ownership of the shares of Humana Common Stock which are purchasable by United HealthCare upon exercise of the option because the option is exercisable only in the circumstances referred to in Item 4 below, none of which has occurred as of this date. If the option were exercised, United HealthCare would have the sole right to vote or to dispose of the shares of Humana Common Stock issued as a result of such exercise.

** Pursuant to a stockholder voting agreement ("Voting Agreement"), dated as of May 27, 1998, between David A. Jones and United HealthCare, Mr. Jones has agreed to vote 5,963,778 shares of Humana Common Stock and any other shares of Humana Common Stock over which he has voting power (as of April 30, 1998, an additional 2,774,630 shares held in trusts and family limited partnerships) in favor of the Merger Agreement and the Merger (as described in the response to Item 4) and, if requested by United HealthCare, to grant to United HealthCare an irrevocable proxy with respect to such shares for such purpose.

*** Pursuant to the Voting Agreement (but subject to certain exceptions) Mr. Jones may not dispose of 5,963,778 shares of United HealthCare Stock that are directly held by him (until the consummation of the Merger or the termination of the Merger Agreement).

                                                            Page 4 of 17 Pages

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.1%
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14.  TYPE OF REPORTING PERSON

     CO
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

                                                            Page 5 of 17 Pages


                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                   HUMANA INC.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.16 2/3 per share ("Humana Common Stock"), of Humana Inc., a Delaware corporation ("Humana"). The principal executive offices of Humana are located at 500 West Main Street, Louisville, Kentucky 40202.

Item 2.  Identity and Background.

         This Statement is being filed by United HealthCare Corporation, a Minnesota corporation ("United HealthCare"). The principal business address of United HealthCare is 300 Opus Center, 9900 Bren Road East, Minneapolis, Minnesota 55343. United HealthCare is a health and well-being holding company whose subsidiaries are engaged principally in the health and well-being business.

         (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of United HealthCare is set forth in Schedule I hereto, which is incorporated herein by reference in its entirety. Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of the United States.

         (d)-(e) During the last five years, neither United HealthCare nor, to the knowledge of United HealthCare, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating



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                                                            Page 6 of 17 Pages


activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As more fully described below, pursuant to the terms of the Stock Option Agreement (as defined below), United HealthCare will have the right, upon the occurrence of certain events specified therein, to purchase up to 33,000,000 shares of Humana Common Stock (subject to possible adjustment as provided in the Stock Option Agreement) at a price per share of $30.3375. If United HealthCare purchases Humana Common Stock pursuant to the Stock Option Agreement, United HealthCare anticipates that the funds to finance such purchase would come from United HealthCare's working capital and funds available for investment.

         As described in the response to Item 4, a certain stockholder of the Issuer, David A. Jones, has entered into the Voting Agreement (as defined in the response to Item 4) pursuant to which such stockholder has agreed to vote 5,963,778 shares of Humana Common Stock held directly by him and any other shares of Humana Common Stock over which he has voting power in favor of adoption of the Merger Agreement and approval of the Merger, and if requested by United HealthCare, to grant to United HealthCare an irrevocable proxy with respect to such shares for such purpose. In addition, subject to certain exceptions, such stockholder has agreed not to dispose of the shares of Humana Common Stock held directly by him (until the consummation of the Merger or the termination of the Merger Agreement).

Item 4.  Purpose of the Transaction.

         (a)-(j) On May 27, 1998, Humana, United HealthCare and UH-1 Inc., a Delaware corporation and a wholly-owned subsidiary of United HealthCare ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of May 27, 1998 (the "Merger Agreement"). The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Humana (the "Merger") with Humana being the corporation surviving the Merger.


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                                                            Page 7 of 17 Pages


         Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Humana Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Humana Common Stock that are owned by United HealthCare, Merger Sub or Humana or any of their respective subsidiaries, in each case not held on behalf of third parties ("Excluded Shares")), will be converted into 0.5 of a share of common stock, par value $0.01 per share, of United HealthCare ("United HealthCare Common Stock"). The Merger Agreement also provides that each Excluded Share will be canceled and retired without payment of any consideration therefor. At the Effective Time, Humana will become a wholly-owned subsidiary of United HealthCare.

         Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval of the Merger Agreement by the holders of shares of Humana Common Stock and various regulatory conditions.

         Pursuant to the Merger Agreement, (i) the certificate of incorporation and the by-laws of Humana as in effect immediately prior to the Effective Time will be the certificate of incorporation (the "Certificate") and by-laws (the "By-Laws") of Humana as the corporation surviving the Merger, (ii) the directors of Merger Sub at the Effective Time will, from and after the Effective Time, be the directors of Humana until their successors have been duly elected or appointed and have qualified or until their earlier death, resignation or removal in accordance with the Certificate and the By-Laws, and (iii) the officers of Humana at the Effective Time will, from and after the Effective Time, be the officers of Humana until their successors have been duly elected or appointed and have qualified or until their earlier death, resignation or removal in accordance with the Certificate and the By-Laws.

         The Merger Agreement provides that at the Effective Time David A. Jones will be appointed to the board of directors of United HealthCare. In addition, the Merger Agreement contains certain customary

                                                            Page 8 of 17 Pages



restrictions on the conduct of the business of Humana pending the Merger, including certain customary restrictions relating to Humana Common Stock. Humana has agreed, in the Merger Agreement, that after the date of the Merger Agreement and prior to the Effective Time, not to declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock, other than dividends from its direct or indirect wholly-owned subsidiaries.

         The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

         Concurrent with the execution of the Merger Agreement, United HealthCare and Humana entered into a Stock Option Agreement, dated as of May 27, 1998 (the "Stock Option Agreement"), a copy of which is attached hereto as
Exhibit 2 and is incorporated herein by reference in its entirety. Pursuant to the Stock Option Agreement, Humana granted United HealthCare an irrevocable option (the "Option") to purchase, subject to the terms thereof, up to 33,000,000 (subject to possible adjustment as provided therein) shares of Humana Common Stock at a price per share of $30.3375 (the "Purchase Price"). The
Stock Option Agreement provides that United HealthCare may exercise the Option in whole or in part at any time from time to time following the occurrence of an Exercise Event (as defined below), by delivering a written notice thereof (in accordance with the terms of the Stock Option Agreement). The Option will terminate at the earlier of (i) the Effective Time or (ii) one year after the date of the Exercise Event that caused the Option to become exercisable (subject to extension due to regulatory approvals).

         For purposes of the Stock Option Agreement, an "Exercise Event" will be deemed to have occurred if the Merger Agreement is terminated (A) by either United HealthCare or Humana pursuant to Section 8.2(ii) of the Merger Agreement if prior to such termination an Acquisition

                                                            Page 9 of 17 Pages


Proposal (as defined in the Merger Agreement) shall have been made to Humana or any of its subsidiaries or any of its stockholders or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal; or (B) by Humana pursuant to Section 8.3(a) of the Merger Agreement or by United HealthCare pursuant to Sections 8.4(a) or 8.4(c) of the Merger Agreement or (ii) upon Humana's entering into an agreement, within 18 months of the termination of the Merger Agreement by either United HealthCare or Humana pursuant to Section 8.2(i) of the Merger Agreement, concerning a transaction of a type that would constitute an Acquisition Proposal with any person (or any of its affiliates) that made an Acquisition Proposal prior to termination of the Merger Agreement.

         In addition, the Stock Option Agreement provides that, United HealthCare will (i) offset against any Termination Fee or Alternative Termination Fee, as the case may be (in each case as defined in the Merger Agreement and each hereinafter referred to as the "Fee"), or portion thereof, that becomes due and payable to United HealthCare an amount from the Offset Account (as defined below) equal to the Fee, or portion thereof, against which the offset is to be made (but only to the extent of the amount then in the Offset Account) and (ii) with respect to a Fee, or portion thereof, that has already been paid to United HealthCare prior to exercise of the Option and that has not been fully offset pursuant to clause (i) above, remit to Humana an amount from the Offset Account equal to the amount by which the Fee, or portion thereof, that has been paid has not been offset pursuant to clause (i) above (but only to the extent of the amount then in the Offset Account); provided, that in no event will the sum of the amounts to be offset or remitted be greater than the Fee. The term "Offset Account" equals (A) the aggregate Fair Market Value of the shares with respect to which the Option has been exercised, minus the aggregate Purchase Price of such shares, each as determined at the time of the exercise of the Option with respect to such shares, minus (B) the sum of the amounts, if any, that have been offset or remitted pursuant to clauses (i) or
(ii) above; and the term "Fair Market Value" means,

                                                            Page 10 of 17 Pages


with respect to the shares being purchased, the average closing price of Humana Common Stock on the New York Stock Exchange Composite Tape for the five consecutive trading days immediately preceding the date on which the Option is exercised, in whole or in part, by United HealthCare with respect to such shares.

         Humana's obligation to deliver the shares upon exercise of the Option is subject to the following conditions: no order prohibiting the delivery of such shares is in effect, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired or been terminated and any approval required to be obtained under any Health Benefit Law (as defined in the Merger Agreement) has been obtained and is in full force and effect.

         The foregoing summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Option agreement attached as Exhibit 2 hereto.

         Concurrent with the execution of the Merger Agreement and the Stock Option Agreement, United HealthCare also entered into a stockholders voting agreement (the "Voting Agreement") with David A. Jones, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference in its entirety. Pursuant to the Voting Agreement, David A. Jones has agreed to vote, or if applicable, give consents with respect to, the 5,963,778 shares of Humana Common Stock that he holds directly (the "Stockholder Shares") and any other shares over which he has voting power (together with the Stockholder Shares, the "Voting Shares")* in favor of the Merger Agreement and the

-------------------

* In addition to the Stockholder Shares, as of the date of the Form 4 filed by David A. Jones for the month ended May 31, 1998, David A. Jones has voting power over an additional 2,774,630 shares of Humana Common Stock held in trusts and family limited partnerships, which does not include 845,047 shares of Humana Common Stock held by his wife and over which Mr. Jones has no voting or investment power. To the extent David A. Jones acquires additional shares (including through exercise of exercisable options) of Humana Common Stock or the voting power thereof, such shares will be deemed to be Voting Shares for purposes of the Voting Agreement.

                                                          Page 11 of 17 Pages


Merger, and if requested by United HealthCare, to grant to United HealthCare an irrevocable proxy with respect to the Voting Shares for such purpose. In addition, subject to certain exceptions, Mr. Jones has agreed not to dispose of the Stockholder Shares (until the consummation of the Merger or the termination of the Merger Agreement).

         The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Voting Agreement attached as Exhibit 3 hereto.

         Except as set forth in this Statement, the Merger Agreement, the Stock Option Agreement, or the Voting Agreement, neither United HealthCare nor, to the best of United HealthCare's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) By reason of its execution of the Stock Option Agreement, United HealthCare might be deemed to have beneficial ownership of and sole voting and dispositive power with respect to the shares of Humana Common Stock subject to the Option and, accordingly, might be deemed to beneficially own 33,000,000 shares of Humana Common Stock as a result of the Stock Option Agreement. Based on the number of shares of Humana Common Stock subject to the Option, United HealthCare may be deemed to beneficially own approximately 19.8% of the outstanding shares of Humana Common Stock (based upon the 166,524,663 shares of Humana Common Stock outstanding on May 22, 1998, as represented to United HealthCare by Humana in the Merger Agreement) following the exercise in whole of the Option for 33,000,000 shares of Humana Common Stock. However, United HealthCare expressly disclaims any beneficial ownership of the


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                                                          Page 12 of 17 Pages


33,000,000 shares of Humana Common Stock which are obtainable by United HealthCare upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4 above, none of which has occurred as of the date hereof and because the delivery of the shares after exercise of the Option is subject to conditions, including the obtainment of required regulatory approvals (as described in the response to Item 4).

         In addition, pursuant to the Voting Agreement, the Voting Shares may be deemed to be beneficially owned both by David A. Jones and by United HealthCare. Based on the number of shares of Humana Common Stock subject to the Voting Agreement, United HealthCare may be deemed to beneficially own approximately 5.2% of the outstanding Humana Common Stock as a result of the Voting Agreement (based upon the 166,524,663 shares of Humana Common Stock outstanding on May 22, 1998, as represented to United HealthCare by Humana in the Merger Agreement).

         Inasmuch as the Voting Agreement is limited to the vote of the Voting Shares with respect to the Merger Agreement and the Merger, David A. Jones and United HealthCare may be deemed to have shared power to vote or to direct the vote with respect to the Voting Shares. The Voting Agreement also provides that, subject to certain exceptions, David A. Jones may not dispose of the 5,963,778 shares of Humana Common Stock that constitute the Stockholder Shares and because the covenant may be waived by United HealthCare, David A. Jones and United HealthCare may be deemed to have shared power to dispose or direct the disposition of the Stockholder Shares (until the consummation of the Merger or the termination of the Merger Agreement).

         Assuming that 8,738,408 shares of Humana Common Stock are subject to the Voting Agreement (which includes the Stockholder Shares and 2,774,630 shares held in trusts and family limited partnerships over which David A. Jones has voting power) are deemed to be beneficially owned by United HealthCare and assuming that, following the exercise in whole of the Option, 33,000,000 shares of Humana Common Stock are deemed to be beneficially owned by United HealthCare, United HealthCare may be deemed to beneficially own

                                                          Page 13 of 17 Pages


25.1% of the outstanding Humana Common Stock (based upon the 166,524,663 shares of Humana Common Stock outstanding on May 22, 1998, as represented to United HealthCare by Humana in the Merger Agreement)

         (c) Neither United HealthCare nor, to the best of United HealthCare's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in Humana Common Stock during the past 60 days.

         (d) So long as United HealthCare has not purchased Humana Common Stock subject to the Option, United HealthCare does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Humana Common Stock.

         (e) Not applicable.

                                                           Page 14 of 17 Pages


Item 6   Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Except as provided in the Merger Agreement, the Stock Option Agreement, the Voting Agreement or as set forth in this Statement, neither United HealthCare nor, to the best of United HealthCare's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Humana, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

         Exhibit 1  --   Agreement and Plan of Merger, dated as of May 27, 1998,
                         among Humana Inc., United Health Care Corporation and
                         UH-1 Inc.

         Exhibit 2  --   Stock Option Agreement, dated as of May 27, 1998
                         between Humana Inc. and United HealthCare Corporation.

         Exhibit 3  --   Stockholder Voting Agreement, dated as of May 27, 1998,
                         between David A. Jones and United HealthCare
                         Corporation.

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                                                          Page 15 of 17 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  ____________, 1998
                                         United HealthCare Corporation



                                         By: /s/ David J. Lubben
                                             --------------------------------
                                             Name:  David J. Lubben
                                             Title: General Counsel & Secretary


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                                                           Page 16 of 17 Pages


                                   SCHEDULE 1

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          UNITED HEALTHCARE CORPORATION



         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of United HealthCare Corporation ("United HealthCare") is set forth below. [Except as set forth below each of the directors and executive officers is a citizen of the United States.] The business address of each director and officer is United HealthCare Corporation, 300 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota, 55343.


Name and Business                 Present Principal Occupation or Employment
-----------------                 ------------------------------------------

Directors
---------

William C. Ballard, Jr.           Counsel, Greenbaum, Doll & McDonald
                                  (Louisville, Kentucky, law firm)

Richard T. Burke                  Chief Executive Officer and Governor,
                                  Phoenix Coyotes (National Hockey League
                                  Team)

James A. Johnson                  Chairman and Chief Executive Officer, Fannie
                                  Mae (Diversified financial services company)

Thomas H. Kean                    President, Drew University

Douglas W. Leatherdale            Chairman and Chief Executive Officer, The
                                  Saint Paul Companies, Inc. (Insurance and related services)

Walter F. Mondale                 Partner, Dorsey & Whitney LLP (Minneapolis,
                                  Minnesota, law firm)

William W. McGuire, M.D.          President, Chairman and Chief Executive
                                  Officer, United HealthCare Corporation

Mary O. Mundinger                 Dean and Professor, School of Nursing and
                                  Associate Dean, Faculty of Medicine,
                                  Columbia University

                                                          Page 17 of 17 Pages

Executive Officers
------------------

Robert L. Ryan                    Senior Vice President and Chief Financial
                                  Officer, Medtronic, Inc. (Medical devices company)

William G. Spears                 Chairman of the Board, Spears, Benzak,
                                  Salomon & Farrell, Inc. (New York City-based investment counseling and management firm)

Gail R. Wilensky                  Senior Fellow, Project HOPE (International
                                  health foundation)

William W. McGuire, M.D.          President, Chairman and Chief Executive
                                  Officer, United HealthCare Corporation

Stephen J. Helmsley               Senior Executive Vice President

David P. Koppe                    Chief Financial Officer

David J. Lubben                   General Counsel and Secretary

Lois Quam                         CEO, Retiree and Senior Services

Jeannine M. Rivet                 CEO, Health Plans

R. Channing Wheeler               CEO, Strategic Business Services

Travers H. Wills                  Chief Operating Officer